Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, IL 60602-4342

Michael Choate

Member of the Firm

d 312.962.3567

f 312.962.3551

mchoate@proskauer.com

www.proskauer.com

December 17, 2014

Ms. Jennifer Gowetski

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Inland Residential Properties Trust, Inc.
Registration Statement on Form S-11
Filed October 3, 2014
File No. 333-199129

Dear Ms. Gowetski:

I am writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 31, 2014, regarding its review on behalf of the Commission of the Registration Statement on Form S-11 (the “Registration Statement”) of the above-referenced issuer (the “Company”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (“Amendment No. 1”). Amendment No. 1 was filed by the Company today with the Commission.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Staff’s letter. For the convenience of the Staff, each comment from the Staff’s letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus (the “Prospectus”) as revised and included in Amendment No. 1.

Prior Performance of IREIC Affiliates, page 90

1.	We note your response to comment 8 of our letter dated August 18, 2014. Please revise, as appropriate, to limit your disclosure to the time periods for which the respective entities were managed by affiliated companies of your sponsor or advise. Please make similar revisions to the prior performance tables as appropriate.

Ms. Jennifer Gowetski December 17, 2014 Page 2

The “Prior Performance of IREIC-Sponsored Entities” section of the Prospectus and the prior performance tables (included in the Prospectus as Appendix A) have been revised to limit the Company’s disclosure to the time periods for which the respective entities were managed by affiliated companies of the Company’s sponsor.

Appendix A Prior Performance Tables

Table III Operating Results of Prior Programs, page A-3

2.	We note your response to comment 10 of our letter dated August 18, 2014. However, we were unable to locate your revisions in response to this comment. Please revise the table to provide separate disclosure regarding distributions paid from each of the following categories: (i) cash flow from operations, (ii) sale of properties, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify.

The Company has revised the tables comprising Table III as requested. Please see pages A-4 and A-5 of the Prospectus.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Ms. Jennifer Gowetski December 17, 2014 Page 3

Yours truly,

/s/ Michael J. Choate

Michael J. Choate

MJC/ds

cc:	Mitchell Sabshon
Robert H. Baum
Cathleen M. Hrtanek